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                      SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C. 20549

                                SCHEDULE 13E-3

                                (RULE 13e-100)

 TRANSACTION STATEMENT UNDER SECTION 13(e) OF THE SECURITIES EXCHANGE ACT OF
                        1934 AND RULE 13e-3 THEREUNDER

         RULE 13e-3 TRANSACTION STATEMENT UNDER SECTION 13(e) OF THE
                SECURITIES EXCHANGE ACT OF 1934 AND RULE 13e-3
                                  THEREUNDER

                          TD WATERHOUSE GROUP, INC.
                               (Name of Issuer)

                          TD WATERHOUSE GROUP, INC.
                     (Name of Person(s) Filing Statement)

                   COMMON STOCK, PAR VALUE $0.01 PER SHARE
                        (Title of Class of Securities)

                                  87236210 8
                    (CUSIP Number of Class of Securities)

                           Richard H. Neiman, Esq.
            Executive Vice President, General Counsel & Secretary
                          TD Waterhouse Group, Inc.
                               100 Wall Street
                           New York, New York 10005
                                (212) 806-3500

                               with copies to:

--------------------------------------------------------------------------------
        Kenneth J. Nachbar, Esq.                         Lee Meyerson, Esq.
  Morris, Nichols, Arsht & Tunnell                  Simpson Thacher & Bartlett
      1201 North Market Street                           425 Lexington Avenue
          P.O. Box 1347                                New York, New York 10017
Wilmington, Delaware 19899-1347                               (212) 455-2000
          (302) 658-9200
--------------------------------------------------------------------------------


      (Name, Address, and Telephone Number of Person Authorized to Receive Notices and Communications on Behalf of the Person(s) Filing Statement)



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     This statement is filed in connection with (check the appropriate box):

     a. [ ] The filing of solicitation materials or an information statement subject to Regulation 14A, Regulation 14C, or Rule 13e-3(c) under the Securities Exchange Act of 1934.
     b.       [ ] The filing of a registration statement under the Securities
                  Act of 1933.
     c.       [x] A tender offer.
     d.       [ ] None of the above.

     Check the following box if the soliciting materials or information statement referred to in checking box (a) are preliminary copies: [ ]

     Check the following box if the filing is a final amendment reporting the results of the transaction: [ ]

                          CALCULATION OF FILING FEE

--------------------------------------------------------------------------------
      Transaction Valuation *                       Amount of Filing Fee **

         $386,036,300.00                                  $77,207.26
------------------------------------------------------------ -------------------

* Estimated for the purposes of calculating the amount of the filing fee only. This calculation assumes the purchase of 40,635,400 shares of Common Stock, par value $0.01 per share (the "Shares"), of TD Waterhouse Group, Inc.(the "Company"), at a purchase price of $9.50 per Share, net in cash. Such number of Shares represents 338,971,600
         Shares outstanding as of October 16, 2001 (excluding for this purpose Shares issuable upon exchange of certain exchangeable preference shares issued by a Company subsidiary, which exchangeable preference shares are held by The Toronto-Dominion Bank and its subsidiaries), less the 298,336,200 Shares already owned by The Toronto-Dominion Bank.

** The amount of the filing fee, calculated in accordance with Rule 0-11 of the Securities Exchange Act of 1934, as amended, equals 1/50 of one percent of the value of the transaction.

     [x] Check box if any part of the fee is offset as provided by Exchange Act
         Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

                           Amount Previously Paid:  $77,207.26
                           Form or Registration No.:  SC TO-T
                           Filing Parties: TD Waterhouse Holdings, Inc.; The Toronto-Dominion Bank
                           Date Filed:  October 17, 2001



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         This Schedule 13E-3 (the "Schedule 13E-3") is filed by TD Waterhouse
Group, Inc., a Delaware corporation (the "Company").   The filing person is the
subject company. This Schedule 13E-3 relates to the tender offer by TD Waterhouse Holdings, Inc. (the "Purchaser"), a Delaware corporation and a wholly owned subsidiary of The Toronto-Dominion Bank, a Canadian chartered bank ("Parent"), to purchase all the outstanding shares of common stock, par value $.01 per share (the "Shares"), of the Company at a purchase price of $9.50 per Share, net to the seller in cash, upon the terms and subject to the conditions set forth in the Purchaser's Offer to Purchase dated October 17, 2001 (the "Offer to Purchase"), as supplemented by the Supplement thereto, dated October 31, 2001 (the "Supplement") and in the related revised Letter of Transmittal (which together, as they may be amended or supplemented from time to time, constitute the "Offer").

The information set forth in the Offer to Purchase, the Supplement and the Solicitation/Recommendation Statement on Schedule 14D-9 filed with the Securities and Exchange Commission (the "Commission") by the Company on
October 31, 2001 and the amendment thereto filed with the Commission on November 13, 2001, including all schedules and annexes thereto, is hereby expressly incorporated herein by reference in response to all items of this Schedule 13E-3. The audited financial statements of the Company as of and for the two fiscal years ended October 31, 1999 and October 31, 2000 are hereby expressly incorporated herein by reference to Item 8 of the Company's Annual Report on Form 10-K for the year ended October 31, 2000 filed with the Commission on January 26, 2001. The unaudited financial statements of the Company as of and for the quarter and nine months ended July 31, 2001 are hereby expressly incorporated herein by reference to Part I, Item 1 of the Company's Quarterly Report on Form 10-Q for the quarter ended July 31, 2001 filed with the Commission on September 19, 2001. The Company is subject to the informational reporting requirements of the Securities Exchange Act of 1934, as amended, and, in accordance therewith, is required to file periodic reports, proxy statements and other information with the Commission relating to its business, financial condition and other matters. Information as of particular dates concerning the Company's directors and officers, their remuneration, stock options granted to them, the principal holders of the Company's securities and any material interest of such persons in transactions with the Company is required to be disclosed in proxy statements distributed to the Company's stockholders and filed with the Commission. Such reports, proxy statements and other information should be available for inspection and copying at the public reference facilities maintained by the Commission at 450 Fifth Street, N.W., Room 1024, Washington, D.C. 20549 and 500 West Madison Street, Suite 1400, Chicago, Illinois 60661. Information regarding the public reference facilities may be obtained from the Commission by telephoning 1-800-SEC-0330. The Company's filings are also available to the public on the Commission's
Internet site (http://www.sec.gov). Copies of such materials may also be obtained by mail from the Public Reference Section of the Commission at 450 Fifth Street, N.W., Washington, D.C. 20549 upon payment of the Commission 's customary fees. Certain reports and other information concerning the Company may also be inspected at the offices of the New York Stock Exchange, Inc., 20 Broad Street, New York, New York 10005.

ITEM 16.  EXHIBITS.

Exhibit No.                                          Description
(a)(1) Solicitation/Recommendation Statement on Schedule 14D-9, dated October 30, 2001 (incorporated by reference to the Solicitation/Recommendation Statement on Schedule 14D-9, filed with the Commission on October 31, 2001).+

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(a)(2)                     Amendment No. 1 to the Company's Solicitation/
                           Recommendation Statement on Schedule 14D-9
                           (incorporated by reference to Amendment No. 1 to the Solicitation/Recommendation
                           Statement on Schedule 14D-9, filed with the Commission on November 13, 2001).

(a)(3)                     Schedule TO/13E-3 (incorporated by reference to the Schedule TO/13E-3 filed by Parent and the Purchaser on October 17, 2001, as amended by Amendment No. 1 filed on October 31,
                           2001, Amendment No. 2 filed on November 1, 2001, and Amendment No. 3, filed on November
                           5, 2001).

(a)(4)                     Offer to Purchase, dated October 17, 2001. *+

(a)(5)                     Supplement to the Offer to Purchase, dated October 31, 2001. **+

(a)(6)                     Revised Letter of Transmittal. **+

(a)(7)                     Revised Notice of Guaranteed Delivery. **+

(a)(8)                     Revised Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.
                           **

(a)(9)                     Revised Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies
                           and Other Nominees. **

(a)(10)                    Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9. **+

(a)(11)                    Instructions for Form W8-BEN. **+

(a)(12)                    Summary advertisement, dated October 17, 2001. *

(a)(13)                    Text of press release issued by Parent, dated October 10, 2001. *

(a)(14)                    Text of press release issued by Parent announcing the amended offer, dated October 30,
                           2001 (incorporated by reference to Amendment No. 1 to the Schedule TO/13E-3, filed with the Commission on October 31, 2001).

(a)(15)                    Revised Instruction Letter to Participants of the TD Waterhouse Holdings, Inc. 401(k)
                           and/or Profit Sharing Plan. ***

(a)(16)                    Notice to Participants of the TD Waterhouse Holdings, Inc. Profit Sharing Plan. **

(a)(17)                    Notice to Participants of the TD Waterhouse Holdings, Inc. 401(k) Plan. **

(a)(18)                    Letter to Participants of the TD Waterhouse Holdings, Inc. Profit Sharing Plan. **

(a)(19)                    Letter to Participants of the TD Waterhouse Holdings, Inc. 401(k) Plan. **

(a)(20)                    Letter to Participants in The Toronto-Dominion Bank Long Term Capital Plan. ***

(a)(21)                    Letter to Participants in The Toronto-Dominion Bank Employee Savings Plan. ***

(a)(22)                    Letter to Participants in the TDBFG Employee Future Builder Savings Program. ***

(a)(23)                    Instruction Form for Employees Participating in The Toronto-Dominion Bank Long Term
                           Capital Plan. **

(a)(24)                    Instruction Form for Employees Participating in The Toronto-Dominion Bank Employee
                           Savings Plan. **

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(a)(25)                    Instruction Form for Employees Participating in the TDBFG Employee Future Builder Savings
                           Program. **

(a)(26)                    Letter, dated October 30, 2001, to stockholders of the Company (incorporated by reference to the Schedule 14D-9 filed by the Company on October 31, 2001).

(c)(1)                     Analyses of Morgan Stanley & Co. Incorporated for discussion with the senior management of Parent. *

(c)(2)                     Discussion Materials of Salomon Smith Barney Inc., dated October 25, 2001. **

(c)(3)                     Discussion Materials of Morgan Stanley & Co. Incorporated, dated October 26, 2001. **

(c)(4)                     Discussion Materials of Morgan Stanley & Co. Incorporated, dated October 30, 2001. **

(d)(1)                     Amended and Restated Support and Exchange Agreement dated April 13, 2000 by and among the
                           Company, TD Waterhouse Investor Services (Canada), Inc., the Purchaser, TD Securities
                           Inc., CT Financial Services, Inc. and Parent (incorporated by reference to Exhibit 4.1 of the Company's Quarterly Report on Form 10-Q for the quarterly period ended April 30,
                           2000).

(d)(2)                     Exchangeable Preference Share Terms of TD Waterhouse Investor Services (Canada), Inc.
                           (incorporated by reference to Exhibit 4.3 of the Company's Registration Statement on Form
                           S-1, Registration No. 333-77521).

(d)(3)                     Certificate of Designation creating Special Voting Preferred Stock of the Company
                           (incorporated by reference to Exhibit 4.4 of the Company's Annual Report on Form 10-K for
                           the fiscal year ended October 31, 2000).

(f)                        Section 262 of the Delaware General Corporation Law (included as Schedule D of the Offer to Purchase). *+

(g)                        Letter to members of the IDA. ***

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*        Incorporated by reference to the Schedule TO/13E-3 filed by the Purchaser on October 17, 2001.
**       Incorporated by reference to Amendment No. 2 to the Schedule TO/13E-3 filed by the Purchaser on
         November 1, 2001.
***      Incorporated by reference to Amendment No. 3 to the Schedule TO/13E-3 filed by the Purchaser on
         November 5, 2001.
+        Included in copies mailed to the Company's stockholders.
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

                                  SIGNATURE

         After reasonable inquiry and to the best of its knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.


                                          TD WATERHOUSE GROUP, INC.

                                          /s/ RICHARD H. NEIMAN
                                          ---------------------

                                          Name:    Richard H. Neiman, Esq.
                                          Title:   Executive Vice President,
                                                   General Counsel and Secretary



Date:  November 13, 2001

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                                  Exhibit Index

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Exhibit No.                                          Description
(a)(1) Solicitation/Recommendation Statement on Schedule 14D-9, dated October 30, 2001 (incorporated by reference to the Solicitation/Recommendation Statement on Schedule 14D-9, filed with the Commission on October 31, 2001).+

(a)(2)                     Amendment No. 1 to the Company's Solicitation/
                           Recommendation Statement on Schedule 14D-9
                           (incorporated by reference to Amendment No. 1 to the Solicitation/Recommendation
                           Statement on Schedule 14D-9, filed with the Commission on November 13, 2001).

(a)(3)                     Schedule TO/13E-3 (incorporated by reference to the Schedule TO/13E-3 filed by Parent and the Purchaser on October 17, 2001, as amended by Amendment No. 1 filed on October 31,
                           2001, Amendment No. 2 filed on November 1, 2001, and Amendment No. 3, filed on November
                           5, 2001).

(a)(4)                     Offer to Purchase, dated October 17, 2001. *+

(a)(5)                     Supplement to the Offer to Purchase, dated October 31, 2001. **+

(a)(6)                     Revised Letter of Transmittal. **+

(a)(7)                     Revised Notice of Guaranteed Delivery. **+

(a)(8)                     Revised Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.
                           **

(a)(9)                     Revised Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies
                           and Other Nominees. **

(a)(10)                    Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9. **+

(a)(11)                    Instructions for Form W8-BEN. **+

(a)(12)                    Summary advertisement, dated October 17, 2001. *

(a)(13)                    Text of press release issued by Parent, dated October 10, 2001. *

(a)(14)                    Text of press release issued by Parent announcing the amended offer, dated October 30,
                           2001 (incorporated by reference to Amendment No. 1 to the Schedule TO/13E-3, filed with the Commission on October 31, 2001).

(a)(15)                    Revised Instruction Letter to Participants of the TD Waterhouse Holdings, Inc. 401(k)
                           and/or Profit Sharing Plan. ***

(a)(16)                    Notice to Participants of the TD Waterhouse Holdings, Inc. Profit Sharing Plan. **

(a)(17)                    Notice to Participants of the TD Waterhouse Holdings, Inc. 401(k) Plan. **

(a)(18)                    Letter to Participants of the TD Waterhouse Holdings, Inc. Profit Sharing Plan. **

(a)(19)                    Letter to Participants of the TD Waterhouse Holdings, Inc. 401(k) Plan. **
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(a)(20)                    Letter to Participants in The Toronto-Dominion Bank Long Term Capital Plan. ***

(a)(21)                    Letter to Participants in The Toronto-Dominion Bank Employee Savings Plan. ***

(a)(22)                    Letter to Participants in the TDBFG Employee Future Builder Savings Program. ***

(a)(23)                    Instruction Form for Employees Participating in The Toronto-Dominion Bank Long Term
                           Capital Plan. **

(a)(24)                    Instruction Form for Employees Participating in The Toronto-Dominion Bank Employee
                           Savings Plan. **

(a)(25)                    Instruction Form for Employees Participating in the TDBFG Employee Future Builder Savings
                           Program. **

(a)(26)                    Letter, dated October 30, 2001, to stockholders of the Company (incorporated by reference to the Schedule 14D-9 filed by the Company on October 31, 2001).

(c)(1)                     Analyses of Morgan Stanley & Co. Incorporated for discussion with the senior management of Parent. *

(c)(2)                     Discussion Materials of Salomon Smith Barney Inc., dated October 25, 2001. **

(c)(3)                     Discussion Materials of Morgan Stanley & Co. Incorporated, dated October 26, 2001. **

(c)(4)                     Discussion Materials of Morgan Stanley & Co. Incorporated, dated October 30, 2001. **

(d)(1)                     Amended and Restated Support and Exchange Agreement dated April 13, 2000 by and among the
                           Company, TD Waterhouse Investor Services (Canada), Inc., the Purchaser, TD Securities
                           Inc., CT Financial Services, Inc. and Parent (incorporated by reference to Exhibit 4.1 of the Company's Quarterly Report on Form 10-Q for the quarterly period ended April 30,
                           2000).

(d)(2)                     Exchangeable Preference Share Terms of TD Waterhouse Investor Services (Canada), Inc.
                           (incorporated by reference to Exhibit 4.3 of the Company's Registration Statement on Form
                           S-1, Registration No. 333-77521).

(d)(3)                     Certificate of Designation creating Special Voting Preferred Stock of the Company
                           (incorporated by reference to Exhibit 4.4 of the Company's Annual Report on Form 10-K for
                           the fiscal year ended October 31, 2000).

(f)                        Section 262 of the Delaware General Corporation Law (included as Schedule D of the Offer to Purchase). *+

(g)                        Letter to members of the IDA. ***

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*        Incorporated by reference to the Schedule TO/13E-3 filed by the Purchaser on October 17, 2001.
**       Incorporated by reference to Amendment No. 2 to the Schedule TO/13E-3 filed by the Purchaser on
         November 1, 2001.
***      Incorporated by reference to Amendment No. 3 to the Schedule TO/13E-3 filed by the Purchaser on
         November 5, 2001.
+        Included in copies mailed to the Company's stockholders.
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